Man Investments

08002366

May 2, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

SEC Mail
Mail Processing
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MAY 05 2008
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Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Publication of Final Terms

The following final terms have been filed with the UK Listing Authority and are available for viewing:

Final terms dated 2 May 2008 relating to issue of USD 300,000,000 Fixed Rate Perpetual Subordinated Capital Securities by Man Group plc.

To view the full document, please paste the following URL into the address bar of your browser.

[RNS will insert the URL of the PDF Final Terms]

For further information, please contact:

David Browne
Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU

TELEPHONE: 020 7144 1550
FAX: 020 7144 1924

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the final terms (and the Prospectus dated 22 April 2008 relating to USD Fixed Rate Perpetual Subordinated Capital Securities of Man Group plc (the "Prospectus") to which the final terms relate) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the final terms is not addressed. Prior to relying on the information contained in the Prospectus and the final terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

FINAL TERMS

Man Group plc
USD Fixed Rate Perpetual Subordinated Capital Securities (Capital Securities)

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions of the Capital Securities set forth in the Prospectus dated 22 April 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Capital Securities described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Capital Securities is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the offices of the Paying Agents.

Closing Date:	7 May 2008
Issue Price per Capital Security:	100 per cent. (Price to the public is 98.50 per cent.)
Coupon Rate:	11.00 per cent. per annum
Coupon Payment Dates:	Subject to Condition 4 (*Deferred Interest*), 7 February, 7 May, 7 August and 7 November in each year, commencing 7th August 2008
Aggregate Principal Amount of Capital Securities:	USD 300,000,000
First Call Date:	7 May 2013
Net Proceeds:	USD 293,250,000
ISIN:	XS0360932932
Common Code:	036093293
Combined management, underwriting and selling commission:	2.25 per cent.
Total estimated expenses of the issue of the Capital Securities (including commission):	USD 7,356,737
Ratings:	The Capital Securities to be issued have been rated: Moody's: Baa3 Fitch: BBB+
Distributors (if known):	Not Applicable
Other terms:	Not Applicable

The above pricing gives a yield of 11.00 per cent. Such yield is applicable as of the date of these Final Terms and may fluctuate in the future.

The date of these Final Terms is 2 May 2008.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue by Man Group plc of the Capital Securities described herein.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer.

By: ....

Duly authorised

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 30 April 2008 comprises 1,715,269,486 Ordinary Shares of 3 $^{3}/_{7}$ US cents each fully paid.

The above figure of 1,715,269,486 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

Man Group plc
2 May 2008

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 April 2008, the Net Asset Value of Athena Guaranteed Futures Ltd was US$115.62.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-1.17%
Last 12 months	+24.4%
Annualised return since inception	+15.1%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

END